

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

May 17, 2007

Mr. Sothi Thilairajah
Chief Financial Officer
Tatonka Oil and Gas, Inc.
1515 Arapahoe Street,
Tower 1, 10th Floor
Denver, Colorado 80202

      Re: **Tatonka Oil and Gas, Inc.**
                Form 10-KSB for Fiscal Year Ended October 31, 2006
                Filed February 14, 2007
                Form 8-K Filed November 2, 2006 (New Pacific Ventures)
                File No. 0-50190

Dear Mr. Thilairajah:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please note that certain comments that follow apply to both your Form 8-K filed on November 2, 2006 and your Form 10-KSB filed on February 14, 2007 for the fiscal year ended October 31, 2006. These comments have not been duplicated. Where applicable, please make conforming changes to the respective documents.

Form 8-K Filed November 2, 2006

Cover page

2.   Please explain why you have used October 30, 2006, as the date of earliest event reported. It appears in your document that your transaction occurred on August 8, 2006.

3.   Please tell us why you did not file a Form 8-K for this transaction until November 2, 2006.

Description of Tatonka's Business

Overview, page 2

4.   Please remove statements that compare the oil and gas resources of the Rocky Mountain region to the Persian Gulf.

Management's Discussion and Analysis

Operations Plans, page 13

5.   Please remove your disclosure of resources potential, as these quantities appear to be other than proved reserves. Refer to Instruction 5 of Item 102 of Regulation S-K.

Summary of Significant Accounting Policies, page 15

6.   Please tell us why you have included a repetitive presentation of your Summary of Significant Accounting Policies in this section.

Financial Statements

Independent Auditor's Report, page F-2

7.   Please clarify the inception to date period presented in your audit opinion. It appears from elsewhere in your document that Tatonka Oil and Gas Company, Inc. succeeded Tatonka Oil and Gas Company, LLC. We note an earlier inception date of May 22, 2001 in the financial statements presented in your October 31, 2006 Form 10-KSB.

Interim Financial Statements

8.   Please include interim financial information through the nine-month period ended December 31, 2005 for Tatonka Oil and Gas Company LLC. Please refer to Rule 3-10(g) of Regulation S-B.

Note 2 - Summary of Significant Accounting Policies

Oil and Gas Properties, page F-8

9.   Please refer to Rule 4-10(c)(6)(i) of Regulation S-X regarding significant dispositions and modify your accounting policy accordingly.

Unaudited Pro Forma Consolidated Financial Information, page F-11

10.   It appears your acquisition of Tatonka Oil and Gas Company, Inc. represents a reverse acquisition/merger. Please expand your disclosure to specifically address each of the following regarding this reverse acquisition transaction, if true:

- clarify the legal and accounting form of the transaction;

- explain that the historical financial statements will be a continuation of the financial statements of the accounting acquirer, not the accounting target;

- explain that the capital structure of the consolidated enterprise (the accounting acquirer) will be different due to reverse acquisition accounting;

- clarify that the accounting target's capital structure will be retained by the accounting acquirer.

11.   Please clarify the date of the transaction. Your disclosure indicates a transaction date of October 16, 2006. We note elsewhere in your document that the transaction date was August 8, 2006.

12.   Please tell us why you have included the revenues and expenses of New Pacific
        Ventures, Inc. in the consolidated pro forma results. Please note that under
        reverse acquisition accounting, the financial information will reflect the historical
        financial results of the accounting acquirer. Further, the results of operations for
        New Pacific Ventures appear to represent discontinued operations. Please refer to
        Instruction 1 of Rule 11-02(b)(8) of Regulation S-X

Form 10-KSB for the Fiscal Period Ended October 31, 2006

Financial Statements

General

13.   Please tell us what entity's historical financial information has been presented.
        Please note, that under reverse merger accounting, the historical financial
        statements presented should be that of the accounting acquirer.

Independent Auditor's Report

14.   We note your audit opinion for fiscal 2006 refers to the opinion of other auditors
        for periods through inception to October 31, 2005. Please provide an audit
        opinion that covers fiscal 2005 and the inception to date period.

Note 1 – Nature of Operations, page F-8

15.   It appears you have accounted for your acquisition of Tatonka Oil and Gas, Inc.
        as a purchase rather than a reverse merger. Please tell us why you believe this is
        appropriate.

16.   Please tell us why you have included financial statements in Note 1. In addition,
        please tell us if these statements are audited as of the dates presented.

17.   Please explain why the amounts as of and for the period ended October 31, 2006
        do not agree with the audited primary financial statements.

Note 2 – Significant Accounting Policies

Mineral Properties, page F-13

18.   Please explain how your accounting policy for mineral properties is consistent with the full cost method of accounting. To the extent this disclosure relates to prior participation in mining activities, please tell us if this disclosure is still relevant. Otherwise, please remove the disclosure.

Controls and Procedures, page 19

19.   We note your disclosure that indicates you have concluded your disclosure controls and procedures were "fully" effective. Please explain how this determination is consistent with the requirements of Item 308(a)(3) of Regulation S-B.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief